UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 10)*

ADAMIS PHARMACEUTICALS CORPORATION

Name of Issuer

COMMON STOCK, $0.0001 Par Value

(Title of Class of Securities)

00547W208

(CUSIP Number)

Ahmed Shayan Fazlur Rahman

c/o Eses Holdings (FZE)

Sharjah Airport International Free Zone

Executive Suite, P.O. Box 9366

Sharjah, United Arab Emirates
+971-4-363-846

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Eses Holdings (FZE)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Sharjah, United Arab Emirates
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 1,635,312 shares
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,635,312 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,635,312 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 7.8% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D
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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Ahmed Shayan Fazlur Rahman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
United Kingdom
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 1,635,312 shares
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,635,312 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,635,312 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 7.8% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
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This Amendment No. 10 (this “Amendment No. 10”) amends and restates the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) by Ahmed Shayan Fazlur Rahman and Eses Holdings (FZE) on November 22, 2010, and amended by Amendment No. 1 thereto filed on July 5, 2011, Amendment No. 2 thereto filed on July 26, 2011, Amendment No. 3 thereto filed on November 21, 2011, Amendment No. 4 thereto filed on February 3, 2012, Amendment No. 5 thereto filed on July 30, 2013, Amendment No. 6 thereto filed on December 24, 2013, Amendment No. 7 thereto filed on June 16, 2014, Amendment No. 8 thereto filed on February 17, 2015 and Amendment No. 9 thereto filed on April 14, 2016 (as so amended, the “Statement”) relating to the shares of common stock, $0.0001 par value per share (the “Common Stock”), of Adamis Pharmaceuticals Corporation, a Delaware corporation (the “Company”). This Amendment No. 10 reflects changes to Items 5 and 7 of the Statement.

The Reporting Persons, as defined below, are filing this Amendment No. 10 to report the change in their beneficial ownership of Common Stock solely due to an increase in the number of Common Stock outstanding.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.0001 par value per share, of Adamis Pharmaceuticals Corporation, a Delaware corporation, beneficially owned by the Reporting Persons. The Company's principal executive office is located at: 11682 El Camino Real, Suite 300, San Diego, CA 92130.

Item 2. Identity and Background

(a.) This Schedule 13D is being filed on behalf of (i) Eses Holdings (FZE), a limited liability free zone establishment formed in accordance with the laws of Sharjah, United Arab Emirates (“Eses”) and (ii) Ahmed Shayan Fazlur Rahman, a citizen of the United Kingdom (“Mr. Rahman”). Eses is the owner of the Common Stock reported herein. Mr. Rahman controls Eses, of which he is the sole shareholder, and, accordingly, he may be deemed to beneficially own those shares of Common Stock owned by Eses. Eses and Mr. Rahman are collectively referred to herein as the “Reporting Persons.”

(b., c. and f.)

(i) The address of Eses’ principal place of business is Sharjah Airport Free Zone, Executive Suite, P.O. Box 9366, Sharjah, United Arab Emirates. The principal business of Eses is to act as a holding company. Mr. Rahman is the sole officer and director of Eses.

(ii) Mr. Rahman is a citizen of the United Kingdom, and his present principal occupation is to act as owner and manager of Eses. Mr. Rahman’s address is c/o Eses Holdings (FZE), Sharjah Airport Free Zone, Executive Suite, P.O. Box 9366, Sharjah, United Arab Emirates.

(d.) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e.) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration*

______________________________

*	Shares of Common Stock reported under this item do not reflect the 1-for-17 reverse stock split effected by the Company on December 12, 2013.

SCHEDULE 13D
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Pursuant to the Common Stock Purchase Agreement by and between the Company and Eses, dated November 10, 2010 (as amended, the “Stock Purchase Agreement”) the Company issued and Eses purchased twenty million (20,000,000) shares of Common Stock on November 10, 2010. The consideration paid by Eses for these shares of the Common Stock was five million US Dollars (US$5,000,000) in cash, which was obtained from its internal working capital and the personal funds of Mr. Rahman.

On June 30, 2011, the Company and Eses entered into the First Amendment to Common Stock Purchase Agreement, by and between Eses and the Company (the “First SPA Amendment”). As previously disclosed in the Statement, the Stock Purchase Agreement obligated Eses to purchase an additional ten million (10,000,000) shares of the Company’s Common Stock at each of two subsequent closings which were to take place after the occurrence of specified milestones and the satisfaction of customary closing conditions. Pursuant to the First SPA Amendment, Eses agreed that the milestones applicable to the first such milestone closing (the “First Milestone Closing”) had been met. In addition, Eses and the Company agreed that the ten million (10,000,000) shares to be purchased at the First Milestone Closing would be transferred in three separate installments. In connection with the first installment, which occurred on June 30, 2011, Eses acquired two million two hundred thousand (2,200,000) shares of Common Stock in consideration for a payment of five hundred fifty thousand US Dollars (US$550,000). In connection with the second installment, which occurred on July 21, 2011, Eses acquired two million two hundred thousand (2,200,000) shares of Common Stock in consideration for a payment of five hundred fifty thousand US Dollars (US$550,000). The First SPA Amendment provided that, in connection with the third installment (the “Third Installment”), which was to occur on or before September 29, 2011, Eses would acquire an additional five million six hundred thousand (5,600,000) shares in consideration for a payment of one million four hundred thousand US Dollars (US $1,400,000).

On November 10, 2011, the Company and Eses entered into the Second Amendment to Common Stock Purchase Agreement (the “Second SPA Amendment”). Pursuant to the Second SPA Amendment, the Company and Eses agreed that notwithstanding the First SPA Amendment, the five million six hundred thousand (5,600,000) shares to be purchased in connection with the Third Installment would be transferred in two separate tranches. In connection with the first tranche, which occurred on November 10, 2011, Eses acquired two million eight hundred thousand (2,800,000) shares of Common Stock in consideration for a payment of seven hundred thousand US Dollars (US$700,000). In connection with the second tranche, which was to occur on or before December 15, 2011, Eses was to acquire an additional two million eight hundred thousand (2,800,000) shares of Common Stock in consideration for a payment of seven hundred thousand US Dollars (US$700,000).

On January 30, 2012, the Company and Eses entered into the Third Amendment to Common Stock Purchase Agreement (the “Third SPA Amendment”). Pursuant to the Third SPA Amendment, the Company and Eses agreed that notwithstanding the Second SPA Amendment, the two million eight hundred thousand (2,800,000) shares of Common Stock to be purchased in connection with the second tranche of the Third Installment would instead be transferred in three separate tranches. In connection with the first such tranche, which occurred on or about January 31, 2012, Eses acquired one million five hundred thousand (1,500,000) shares of Common Stock in consideration for a payment of three hundred seventy-five thousand US Dollars (US$375,000). In connection with the second tranche which occurred on or about February 15, 2012, Eses acquired four hundred ninety-nine thousand six hundred eighty (499,680) shares of Common Stock in consideration for a payment of one hundred twenty-four thousand nine hundred twenty US Dollars (US$124,920). In connection with the third tranche which occurred on or about March 2, 2012, Eses acquired eight hundred thousand six hundred forty (800,640) shares of Common Stock in consideration for a payment of two hundred thousand one hundred sixty US Dollars (US$200,160).

The consideration paid by Eses for the Common Stock acquired in each of the above transactions was obtained from its internal working capital and the personal funds of Mr. Rahman.

The summary of the Stock Purchase Agreement, First SPA Amendment, Second SPA Amendment and Third SPA Amendment contained herein does not purport to be complete and is qualified in its entirety by the full text of each of such Agreements, which were previously filed with the SEC as exhibits to the Statement, and are hereby incorporated herein by reference.

SCHEDULE 13D
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Item 4. Purpose of the Transaction†

The Reporting Persons intend to hold the Common Stock for investment purposes.  As discussed above in Item 3, pursuant to the Stock Purchase Agreement, as amended by the First SPA Amendment, the Second SPA Amendment and the Third SPA Amendment, Eses acquired a total of thirty million three hundred twenty (30,000,320) shares of Common Stock.

Under the Stock Purchase Agreement, Eses was obligated to purchase an additional ten million (10,000,000) shares of Common Stock at the second milestone closing (the “Second Milestone Closing”) to the extent that the applicable milestones and customary closing conditions specified in the Stock Purchase Agreement were satisfied.  Under the Second SPA Amendment, subject to certain conditions, either party may terminate the Stock Purchase Agreement if the milestones applicable to the Second Milestone Closing were not met by March 31, 2012 (the “outside date”).  Prior to the Second SPA Amendment, the outside date for the Second Milestone Closing was December 31, 2011. The Second Milestone Closing was not consummated and the Company served Eses with a notice of termination of the Stock Purchase Agreement, dated April 30, 2012.

The Reporting Persons may also acquire additional shares of the Company’s Common Stock from time to time in open market or in privately negotiated transactions, provided such acquisitions are on terms deemed favorable by the Reporting Persons. Alternatively, the Reporting Persons may from time to time sell all or a portion of their shares of Common Stock in open market or in privately negotiated transactions, provided that such sales are in compliance with applicable laws and on terms deemed favorable to the Reporting Persons.

Except as set forth herein, the Reporting Persons have no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) any change in the Company’s charter, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of the Company by any person; (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated in (a) through (i) above.

Item 5. Interest in Securities of the Issuer‡

(a) The Reporting Persons beneficially own 1,635,312 shares of Common Stock, or approximately 7.8% of the outstanding Common Stock. The shares of Common Stock beneficially owned by the Reporting Persons are held directly by Eses. The beneficial ownership percentages reported herein are based upon the 20,886,829 shares of Common Stock outstanding as of August 15, 2016 (based on the Company’s quarterly report on Form 10-Q filed with the SEC on August 15, 2016, indicating that 20,886,829 shares of Common Stock were outstanding as of August 15, 2016).

(b) The Reporting Persons share the power to vote or to direct the vote and dispose or to direct the disposition of 1,635,312 shares of Common Stock.

_____________________________

†	Shares of Common Stock reported under this item do not reflect the 1-for-17 reverse stock split effected by the Company on December 12, 2013.

‡	Shares of Common Stock reported under this item reflect the 1-for-17 reverse stock split effected by the Company on December 12, 2013.

SCHEDULE 13D
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(c) None.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer§

On November 10, 2010, the Company and Eses entered into a Stock Purchase Agreement that has subsequently been terminated as described above in Item 4, pursuant to which Eses purchased thirty million three hundred twenty(30,000,320) shares of the Company’s Common Stock. As described above in Items 3 and 4, on June 30, 2011, November 10, 2011 and January 30, 2012, respectively, Eses and the Company entered into the First SPA Amendment, the Second SPA Amendment and the Third SPA Amendment, each of which amended certain provisions of the Stock Purchase Agreement. The following represents a summary of the surviving terms of the Stock Purchase Agreement, and Registration Rights Agreement (as defined below) that remain in effect.

Board Representation. Eses has the right to designate a representative, reasonably satisfactory to the Company, to attend all meetings of the Board in a non-voting observer capacity. The Company must also permit a representative of Eses to visit and inspect the Company’s offices and discuss the Company’s affairs, finances and business with its officers. This right will terminate if: (i) Eses beneficially owns less than 10% of the outstanding shares of Common Stock; (ii) Eses divests shares resulting in its holding fewer than twenty million (20,000,000) shares of Common Stock; or (iii) all or substantially all of the assets of the Company are sold or a merger, consolidation or similar transaction occurs which causes the shareholders of the Company immediately before the transaction to hold less than a majority of the outstanding shares of the Company immediately after consummation of the transaction.

Registration Rights Agreement. The Company and Eses have entered into a registration rights agreement, dated as of November 10, 2010 (the “Registration Rights Agreement”). The Registration Rights Agreement was previously filed with the SEC as an exhibit to the Statement, and is hereby incorporated herein by reference. Pursuant to the Registration Rights Agreement, the Company agreed to grant normal and customary piggyback registration rights with respect to the shares of Common Stock purchased pursuant to the Stock Purchase Agreement.

Use of Funds. The use of the funds received from the sale of stock pursuant to the Stock Purchase Agreement generally may only be used by the Company for the purposes listed in Exhibit C to the Stock Purchase Agreement. The First SPA Amendment, however, provides that the proceeds of the First Milestone Closing may also be used by the Company to pay any unconverted principal and interest due on the Company’s 10% Senior Secured Convertible Notes.

Except as set forth in the Stock Purchase Agreement and Registration Rights Agreement, to the best knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

____________________________

§	Shares of Common Stock reported under this item do not reflect the 1-for-17 reverse stock split effected by the Company on December 12, 2013.

SCHEDULE 13D
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Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated August 29, 2016, between Eses Holdings (FZE) and Ahmed Shayan Fazlur Rahman relating to the filing of a joint statement of Schedule 13D.

99.2	Common Stock Purchase Agreement (incorporated by reference to Exhibit No. 99.2 to the Schedule 13D filed with the SEC on November 22, 2010).

99.3	Registration Rights Agreement (incorporated by reference to Exhibit No. 99.3 to the Schedule 13D filed with the SEC on November 22, 2010).

99.4	First Amendment to Common Stock Purchase Agreement (incorporated by reference to Exhibit No. 99.4 to the Schedule 13D filed with the SEC on July 5, 2011).

99.5	Second Amendment to Common Stock Purchase Agreement (incorporated by reference to Exhibit No. 99.5 to the Schedule 13D filed with the SEC on November 21, 2011).

99.6	Third Amendment to Common Stock Purchase Agreement (incorporated by reference to Exhibit No. 99.6 to the Schedule 13D filed with the SEC on February 3, 2012).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2016

ESES HOLDINGS (FZE)

By:       /s/ Ahmed Shayan Fazlur Rahman

Name: Ahmed Shayan Fazlur Rahman

Title:   Owner and Director

/s/ Ahmed Shayan Fazlur Rahman

Ahmed Shayan Fazlur Rahman